UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.            )*

Captiva Software Corporation

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

14073T 10 9

(CUSIP number)

Paul T. Dacier

Senior Vice President and General Counsel

EMC Corporation

176 South Street Hopkinton, MA 01748

508-435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EMC Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS n/a
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 1,032,751
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,032,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%[1]
14	TYPE OF REPORTING PERSON CO

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[1]	Based on 13,374,376 shares of common stock outstanding as of September 30, 2005, as represented by the issuer in the Merger Agreement described in Items 1 and 4 below, plus 929,039 outstanding options held by stockholders party to the Voting Agreements described in Item 4 below that are either currently exercisable or exercisable within 60 days of October 20, 2005.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by EMC Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Epiphany Merger Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS n/a
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 1,032,751
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,032,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%[1]
14	TYPE OF REPORTING PERSON CO

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[1]	Based on 13,374,376 shares of common stock outstanding as of September 30, 2005, as represented by the issuer in the Merger Agreement described in Items 1 and 4 below, plus 929,039 outstanding options held by stockholders party to the Voting Agreements described in Item 4 below that are either currently exercisable or exercisable within 60 days of October 20, 2005.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by EMC Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D is being filed by EMC Corporation, a Massachusetts corporation (“EMC”), and Epiphany Merger Corporation, a Delaware corporation and wholly owned subsidiary of EMC (“Acquisition Sub”) and relates to the acquisition by EMC, through Acquisition Sub, of all of the outstanding common stock of Captiva Software Corporation, a Delaware corporation (“Captiva”), through a merger of Acquisition Sub with and into Captiva (the “Merger”), pursuant to the Agreement and Plan of Merger among EMC, Acquisition Sub and Captiva, dated as of October 20, 2005 (the “Merger Agreement”). Upon the consummation of the Merger, each share of Captiva common stock (other than shares owned by EMC, Acquisition Sub, Captiva or any wholly owned subsidiary of EMC, or by any stockholder of Captiva who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $22.25 in cash.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The names of the persons filing this statement are EMC Corporation, a Massachusetts corporation, and Epiphany Merger Corporation, a Delaware corporation and wholly owned subsidiary of EMC. EMC and its subsidiaries offer a wide range of systems, software, services and solutions that help organizations get more value from their information and get the most out of their information technology assets. EMC helps individuals and organizations store, share, manage, protect and apply information to collaborate, solve problems, save money, exploit new opportunities and enhance operational results. Acquisition Sub was formed for purposes of facilitating the Merger.

(b) The business address of each of EMC and Acquisition Sub is 176 South Street, Hopkinton, Massachusetts 01748.

(c) Set forth in Schedule I-A to this Schedule 13D is the name and present principal occupation or employment of each of EMC’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Set forth in Schedule I-B to this Schedule 13D is the name and present principal occupation or employment of each of Acquisition Sub’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither EMC nor Acquisition Sub, nor to the knowledge of EMC or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither EMC nor Acquisition Sub, nor to the knowledge of EMC or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of EMC named in Schedule I-A to this Schedule 13D are citizens of the United States except Olli-Pekka Kallasvuo, who is a citizen of Finland. All of the directors and executive officers of Acquisition Sub named in Schedule I-B to this Schedule 13D are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In order to induce EMC to enter into the Merger Agreement and to facilitate the consummation of the Merger, certain stockholders of Captiva have entered into Voting Agreements with EMC and Acquisition Sub as described in Item 4 and Item 5 of this Schedule 13D. An aggregate of 1,032,751 shares of common stock of Captiva (including 929,039 outstanding options held by stockholders party to the Voting Agreements which are either currently exercisable or exercisable within 60 days of October 20, 2005) are subject to the terms of the Voting Agreements. Each stockholder’s obligations under a Voting Agreement are individual obligations and are not joint and several obligations.

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The provisions of the Voting Agreements are not expected to require the expenditure of any funds. No funds were borrowed or otherwise obtained for such purposes.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a) - (b) Subject to the satisfaction of certain conditions, the Merger Agreement provides for the acquisition by EMC, through Acquisition Sub, of all of the outstanding common stock of Captiva through a merger of Acquisition Sub with and into Captiva, as a result of which, Captiva will become a wholly owned subsidiary of EMC.

In order to induce EMC to enter into the Merger Agreement, each of Captiva’s directors and executive officers collectively owning (including outstanding options held by stockholders party to the Voting Agreements which are either currently exercisable or exercisable within 60 days of October 20, 2005) approximately 7.2% of the outstanding shares of Captiva common stock have entered into voting agreements with EMC and Acquisition Sub pursuant to which they have agreed, in their respective capacities as stockholders of Captiva, to vote all of their shares of Captiva common stock, as well as any additional shares of Captiva common stock which they may acquire (pursuant to Captiva stock options or otherwise), in favor of the Merger (the “Voting Agreements”), which agreements are in the form filed with this Schedule 13D as Exhibit 2.2.

Pursuant to the Voting Agreements, each stockholder party thereto has agreed, among other things, to vote (or cause to be voted) at any meeting of the stockholders of Captiva, or in connection with any written consent of the stockholders of Captiva, the shares held of record or beneficially by the stockholder (a) in favor of the Merger, the execution and delivery by Captiva of the Merger Agreement and the approval of the terms thereof, and each of the actions contemplated by the Merger Agreement and any actions required in furtherance thereof; (b) against any action or agreement that is intended to, or could reasonably be expected to, impede, interfere with, or prevent the Merger or any condition precedent for the Merger from being satisfied, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Captiva under the Merger Agreement; and (c) except as specifically requested in writing by EMC or Acquisition Sub in advance, against (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Captiva or any of its subsidiaries or affiliates; (ii) to the extent prohibited by the Merger Agreement, a sale, lease or transfer of a material amount of assets of Captiva or any of its subsidiaries or affiliates or a reorganization, recapitalization, dissolution or liquidation of Captiva or any of its subsidiaries or affiliates; (iii)(A) any change in the board of directors of Captiva; (B) any material change in the present capitalization of Captiva or any amendment to its Certificate of Incorporation or Bylaws to the extent prohibited by the Merger Agreement; or (C) any other material change in Captiva’s or any of its subsidiaries’ or affiliates’ corporate structure or business to the extent prohibited by the Merger Agreement.

Each stockholder, by the execution of a Voting Agreement, irrevocably grants to officers of Acquisition Sub, and any other designee of Acquisition Sub, the stockholder’s proxy and appoints such persons attorney-in-fact to vote all of the stockholder’s shares with respect to the matters set forth above. The stockholder may vote the shares in all other matters. In addition, except for specified permitted transfers, the Voting Agreements prohibit the stockholders party thereto from directly or indirectly selling, encumbering, assigning or otherwise transferring or disposing of any of the shares of Capitva owned by the stockholder or any interest therein, or enforcing or permitting the execution of the provisions of any redemption agreement with Captiva, or entering into any contract, option or other arrangement to that effect.

The Voting Agreements also provide that each stockholder party thereto will not, directly or indirectly through advisors, agents or other intermediaries (and the stockholder shall use reasonable efforts to cause such advisors, agents and other intermediaries not to, directly or indirectly), nor will the stockholder authorize any of its officers, directors, agents, representatives or advisors on its behalf (and the stockholder shall use reasonable efforts to cause such officers, directors, agents, representatives and advisors not to, directly or indirectly) to, (i) solicit, initiate, resume, facilitate or encourage the initiation of any inquiries or proposals regarding any Acquisition Proposal (as defined in the Merger Agreement) or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, (ii) engage in negotiations or discussions concerning, or provide any nonpublic

CUSIP No. 14073T 10 9	Schedule 13D	Page 8 of 16

information to any person relating to, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that if the Stockholder is also an officer or a member of the board of directors of Captiva, nothing in the Voting Agreements will prohibit the stockholder in his capacity as an officer or a member of the board of directors of Captiva from taking any action consistent with his fiduciary duties to Captiva as a director or officer thereof, but only as and to the extent expressly permitted by the Merger Agreement.

The following stockholders of Captiva, constituting all of Captiva’s executive officers and directors, have entered into Voting Agreements with EMC and Acquisition Sub: Reynolds C. Bish, Howard Dratler, Rick Russo, Bruce Silver, Joe A. Rose, Patrick L. Edsell, Jeffrey Lenches, Mel S. Lavitt, James Vickers, Bradford Weller and James Nicol.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 2.2 hereto.

(c) Not applicable.

(d) If the Merger is consummated, Captiva will become a wholly owned subsidiary of EMC, and EMC will subsequently determine the size and membership of the board of directors of Captiva and the officers of Captiva.

(e) The Merger Agreement prohibits Captiva from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of Captiva common stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreement further prohibits Captiva from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities. Upon consummation of the Merger, Captiva will become a wholly owned subsidiary of EMC, and will cease to be a reporting company under the Exchange Act.

(f) Upon consummation of the Merger, Captiva will become a wholly-owned subsidiary of EMC.

(g) The Merger Agreement contains provisions that limit the ability of Captiva to engage in a transaction that would entail a change of control of Captiva during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, Captiva common stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Captiva common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, neither EMC nor Acquisition Sub currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each of EMC and Acquisition Sub reserves the right to develop such plans).

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreements, EMC and Acquisition Sub have the shared power to dispose of, and to vote with respect to certain matters relating to the Merger as set forth in such Voting Agreements, an aggregate of 1,032,751 shares of common stock of Captiva (including 929,039 outstanding options held by stockholders party to the Voting Agreements which are either currently exercisable or exercisable within 60 days of October 20, 2005), representing approximately 7.2% of the outstanding common stock of Captiva as of October 20, 2005 (the “Subject Shares”). The foregoing percentage was calculated by dividing the number of Subject Shares by the sum of 13,374,376 shares of common stock outstanding as of September 30, 2005, as represented by the issuer in the Merger Agreement, plus 929,039 outstanding options held by stockholders party to the Voting Agreements that are either currently exercisable or exercisable within 60

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days of October 20, 2005. The stockholders party to the Voting Agreements retain the right and power to vote their shares with respect to all matters other than those expressly set forth in the Voting Agreements.

The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, the terms of which are incorporated herein by reference to Exhibit 2.2 hereto.

Schedule I-A to this Schedule 13D sets forth the names, addresses, and employers of the executive officers and directors of EMC, and Schedule I-B to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of Acquisition Sub. All of the directors and executive officers of EMC and Acquisition Sub are citizens of the United States except Olli-Pekka Kallasvuo, who is a citizen of Finland. Schedule II to this Schedule 13D sets forth, to the best of EMC’s and Acquisition Sub’s knowledge, the following information for those persons with whom EMC and Acquisition Sub share the power to vote or to direct the vote or to dispose or to direct the disposition of the Subject Shares: the name, address, and principal occupation or employer, of such person. To the knowledge of EMC and Acquisition Sub, all of the persons listed on Schedule II to this Schedule 13D are citizens of the United States.

Except as set forth in this Schedule 13D, no shares of Captiva common stock are beneficially owned by EMC or Acquisition Sub or, to the knowledge of EMC and Acquisition Sub, any person listed on Schedule I-A or Schedule I-B to this Schedule 13D.

During the past five years, to the knowledge of EMC and Acquisition Sub, no person listed on Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of EMC and Acquisition Sub, no person listed on Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither EMC nor Acquisition Sub, nor to the knowledge of EMC and Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has affected any transaction in Captiva common stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 3 and Item 4 above, which are hereby incorporated herein by reference, neither EMC nor Acquisition Sub is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Captiva, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 20, 2005, by and among EMC Corporation, Epiphany Merger Corporation, a wholly owned subsidiary of EMC Corporation, and Captiva Software Corporation.

2.2	Form of Voting Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2005

EMC CORPORATION

/s/ Paul T. Dacier
Paul T. Dacier Senior Vice President and General Counsel

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JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on our behalf.

Date: October 31, 2005

EPIPHANY MERGER CORPORATION

/s/ Paul T. Dacier
Paul T. Dacier President

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SCHEDULE I-A

EXECUTIVE OFFICERS AND DIRECTORS OF EMC

The name and present principal occupation of each executive officer and director of EMC Corporation is set forth below. The business address of each executive officer and director of EMC Corporation is c/o EMC Corporation, 176 South Street, Hopkinton, Massachusetts 01748.

Name	Position with EMC	Principal Occupation (if different)

Michael C. Ruettgers	Chairman of Board of Directors

Joseph M. Tucci	President, Chief Executive Officer and Director

David G. DeWalt	Executive Vice President EMC Corporation and President EMC Software Group

David A. Donatelli	Executive Vice President, Storage Platforms Operations

Howard D. Elias	Executive Vice President, Corporate Marketing, Office of Technology and New Business Development

David I. Goulden	Executive Vice President, Customer Operations

Diane B. Greene	Executive Vice President EMC Corporation and President of VMware

Frank M. Hauck	Executive Vice President, Customer Quality and Services

Mark S. Lewis	Executive Vice President, Chief Development Officer

William J. Teuber, Jr.	Executive Vice President and Chief Financial Officer

David B. Wright	Executive Vice President, Strategic Alliances and Global Accounts

Paul T. Dacier	Senior Vice President and General Counsel

Michael W. Brown	Director

Michael J. Cronin	Director	President and Chief Executive Officer, Cognition Corporation

Gail Deegan	Director

John R. Egan	Director

W. Paul Fitzgerald	Director

Olli-Pekka Kallasvuo	Director	President and Chief Operating Officer, Nokia Corporation

Windle B. Priem	Director

David Strohm	Director	General Partner, Greylock Partners

Alfred M. Zeien	Director

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SCHEDULE I-B

EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION SUB

The name and present principal occupation of each executive officer and director of Epiphany Merger Corporation is set forth below. The business address of each executive officer and director of Epiphany Merger Corporation is c/o EMC Corporation, 176 South Street, Hopkinton, Massachusetts 01748.

Name	Position with Acquisition Sub	Principal Occupation (if different)

Paul T. Dacier	President	Senior Vice President and General Counsel, EMC Corporation

Susan I. Permut	Vice President and Secretary	Vice President and Assistant General Counsel, EMC Corporation

William J. Teuber, Jr.	Treasurer	Executive Vice President and Chief Financial Officer, EMC Corporation

SCHEDULE II

PERSONS WITH WHOM EMC AND ACQUISITION

SUB SHARE VOTING AND DISPOSITIVE POWER

The name and present principal occupation of each executive officer and director of Captiva Software Corporation is set forth below. The business address of each executive officer and director of Captiva Software Corporation is c/o Captiva Software Corporation, 10145 Pacific Heights Boulevard, San Diego, California 92121.

Name	Position with Captiva	Principal Occupation (if different)

Patrick L. Edsell	Director and Chairman of the Board	President and Chief Executive Officer, NP Photonics

Reynolds C. Bish	Director, President and Chief Executive Officer

Jeffrey Lenches	Director	Self-employed Consultant

Mel S. Lavitt	Director	Managing Director, C.E. Unterberg, Towbin

Bruce Silver	Director	Principal, Bruce Silver Associates

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Name	Position with Captiva	Principal Occupation (if different)

Joe A. Rose	Director	Managing Director and Principal, Narrow Gate Interests LLC

Rick Russo	Chief Financial Officer

James Vickers	Chief Marketing Officer and General Manager of Pixel Translations

Howard Dratler	Executive Vice President, Field Operations

James Nicol	Executive Vice President, Product Development

Bradford Weller	General Counsel, Vice President of Legal Affairs and Secretary

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EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 20, 2005, by and among EMC Corporation, Epiphany Merger Corporation, a wholly owned subsidiary of EMC Corporation, and Captiva Software Corporation.

2.2	Form of Voting Agreement.